	1Q13	2Q13	3Q13	4Q13	Total FY2013	Affiliated Broker(s)
Transamerica Morgan Stanley Capital Growth VP	$ 64.64	$ 23.44	$ 42.87	$ 4.18	$ 135.13	BIDS(Q1,Q2,Q3,Q4)
Transamerica Multi Managed Large Cap Core VP	$ 4,044.98	$ -	$ -	$ -	$ 4,044.98	BIDS & Morgan Stanley
Transamerica Morgan Stanley Mid Cap Growth VP	$ 824.60	$ 3,486.21	$ 462.70	$ 478.28	$ 5,251.79	BIDS(Q1,Q2,Q3,Q4), Morgan Stanley(Q2)